                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by American Electric Power Service Corporation, AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.), AEP Resources, Inc. and AEP Resources Service Company.

This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.


1.    Type of security or securities.

           Unsecured short-term bank loans.

2. Issue, renewal or guaranty.

           Issuance and renewals.

3. Principal amount of each security.

           See Exhibit 1.

4. Rate of interest per annum of each security:

           See Exhibit 1.

5. Date of issue, renewal or guaranty of each security.

           See Exhibit 1.

6. If renewal of security, give date of original issue.

           See Exhibit 1.

7. Date of maturity of each security.

           See Exhibit 1.

8. Name of persons to whom each security was issued, renewed or guaranteed.

           American Electric Power Service Corporation
                     Huntington National Bank
                     Mellon Bank
                     Societe Generale Bank
                     National City Bank
                     KeyBank

           AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.)
                     Societe Generale Bank
                     National City Bank
                     Huntington National Bank
                     Mellon Bank
                     First Union National Bank of NC
                     KeyBank

           AEP Resources, Inc.
                     Huntington National Bank
                     Mellon Bank
                     National City Bank
                     Societe Generale
                     First Union National Bank of NC

           AEP Resources Service Company
                     Societe Generale Bank
                     Huntington National Bank

9. Collateral given with each security.

           None.

10. Consideration received for each security.

           See Exhibit 1.

11. Application of proceeds of each security.

           The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

           (a) the provisions contained in the first sentence of Section 6(b).

           (b) the provisions contained in the fourth sentence of Section 6(b).

           (c)  the  provisions   contained  in  any  rule  of  the
                Commission other than Rule U-48.         X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

           Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

           Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

           Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.


                         AMERICAN ELECTRIC POWER SERVICE CORPORATION
                         AEP  ENERGY  SERVICES,   INC.   (formerly
                               known as AEP Energy Solutions, Inc.)
                         AEP RESOURCES, INC.
                         AEP RESOURCES SERVICE COMPANY

                                /s/ Henry W. Fayne
                                   Vice President
July 9, 1999

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 07/06/99
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 15:56:30

                                                                                                                PAGE:       1
                        QUARTERLY SHORT TERM DEBT REPORT
                            AEP ENERGY SERVICES, INC
                             QUARTER ENDED 06/30/99
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             04/01/99     04/23/99       22      5.0589          2,625,000.00             8,115.32         2,633,115.32
                    04/06/99     04/09/99        3      5.2100         12,200,000.00             5,296.83        12,205,296.83
                    04/08/99     04/15/99        7      5.2222            525,000.00               533.10           525,533.10
                    04/09/99     04/23/99       14      5.2300         15,825,000.00            32,186.29        15,857,186.29
                    04/16/99     04/26/99       10      5.1250          3,500,000.00             4,982.64         3,504,982.64
                    04/20/99     04/26/99        6      5.2800         16,000,000.00            14,080.00        16,014,080.00
                    04/21/99     04/27/99        6      5.0589         14,000,000.00            11,804.10        14,011,804.10
                    04/23/99     04/28/99        5      5.0589         20,000,000.00            14,052.50        20,014,052.50
                    04/23/99     04/27/99        4      5.0000          1,800,000.00             1,000.00         1,801,000.00
                    04/26/99     04/30/99        4      5.1500         16,000,000.00             9,155.56        16,009,155.56
                    04/27/99     05/07/99       10      5.0589         14,000,000.00            19,673.50        14,019,673.50
                    04/27/99     05/07/99       10      5.2800         12,800,000.00            18,773.33        12,818,773.33
                    04/28/99     05/14/99       16      5.1222         20,000,000.00            45,530.67        20,045,530.67
                    04/28/99     05/14/99       16      5.1300          4,250,000.00             9,690.00         4,259,690.00
                    04/30/99     05/19/99       19      5.2800         12,700,000.00            35,390.67        12,735,390.67
                    05/07/99     05/28/99       21      4.9955         14,000,000.00            40,796.58        14,040,796.58
                    05/07/99     05/28/99       21      5.2300          2,725,000.00             8,313.52         2,733,313.52
                    05/14/99     05/26/99       12      4.9955         16,000,000.00            26,642.67        16,026,642.67
                    05/14/99     05/26/99       12      5.0600          4,100,000.00             6,915.33         4,106,915.33
                    05/18/99     05/27/99        9      4.9955          2,000,000.00             2,497.75         2,002,497.75
                    05/19/99     05/27/99        8      5.2700         13,500,000.00            15,810.00        13,515,810.00
                    05/20/99     05/27/99        7      5.1900          2,325,000.00             2,346.31         2,327,346.31
                    05/21/99     05/27/99        6      5.1900          1,500,000.00             1,297.50         1,501,297.50
                    05/25/99     05/26/99        1      5.1900         10,000,000.00             1,441.67        10,001,441.67
                    05/26/99     06/15/99       20      5.0589         16,000,000.00            44,968.00        16,044,968.00
                    05/26/99     06/15/99       20      5.2700          7,000,000.00            20,494.44         7,020,494.44
                    05/27/99     06/16/99       20      5.3400         15,550,000.00            46,131.67        15,596,131.67
                    05/27/99     06/16/99       20      5.2800          3,825,000.00            11,220.00         3,836,220.00
                    05/28/99     06/04/99        7      5.0589         15,225,000.00            14,976.45        15,239,976.45
                    06/01/99     06/28/99       27      5.4400          2,000,000.00             8,160.00         2,008,160.00
                    06/04/99     06/28/99       24      5.0589         14,350,000.00            48,396.81        14,398,396.81
                    06/10/99     06/28/99       18      5.4600          2,600,000.00             7,098.00         2,607,098.00
                    06/15/99     06/29/99       14      5.0589         18,125,000.00            35,658.22        18,160,658.22
                    06/16/99     06/30/99       14      5.3000         19,675,000.00            40,552.36        19,715,552.36
                    06/21/99     06/28/99        7      5.0600          2,750,000.00             2,705.69         2,752,705.69
                    06/25/99     06/28/99        3      5.4300         10,000,000.00             4,525.00        10,004,525.00
                    06/28/99     07/02/99        4      5.2823         14,350,000.00             8,422.33        14,358,422.33
                    06/28/99     07/02/99        4      5.7400          9,750,000.00             6,218.33         9,756,218.33
                    06/29/99     07/09/99       10      5.4390         17,100,000.00            25,835.25        17,125,835.25
                    06/30/99     07/16/99       16      5.8500         20,300,000.00            52,780.00        20,352,780.00
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL     420,975,000.00           714,468.39       421,689,468.39
                                                                    ----------------     ----------------     ----------------
                                   AEP ENERGY SERVICES, INC TOTAL     420,975,000.00           714,468.39       421,689,468.39
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   11.93
     WEIGHTED AVERAGE RATE    5.2238

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 07/06/99
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 15:56:30
                                                                                                                PAGE:        2
                        QUARTERLY SHORT TERM DEBT REPORT
                          AEP RESOURCES SERVICE COMPANY
                             QUARTER ENDED 06/30/99
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             05/28/99     06/16/99       19      5.3000            100,000.00               279.72           100,279.72
                    06/16/99     06/29/99       13      5.3000            250,000.00               478.47           250,478.47
                    06/29/99     07/20/99       21      5.4757            250,000.00               798.54           250,798.54
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL         600,000.00             1,556.73           601,556.73
                                                                    ----------------     ----------------     ----------------
                              AEP RESOURCES SERVICE COMPANY TOTAL         600,000.00             1,556.73           601,556.73
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   17.67
     WEIGHTED AVERAGE RATE    5.3732

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 07/06/99
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 15:56:30
                                                                                                                PAGE:        3
                        QUARTERLY SHORT TERM DEBT REPORT
                               AEP RESOURCES, INC.
                             QUARTER ENDED 06/30/99
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             04/05/99     04/09/99        4      5.1922            100,000.00                57.69           100,057.69
                    04/08/99     05/06/99       28      5.1800          1,550,000.00             6,244.78         1,556,244.78
                    04/09/99     06/03/99       55      5.1589            200,000.00             1,576.33           201,576.33
                    04/12/99     04/21/99        9      5.2500            300,000.00               393.75           300,393.75
                    04/13/99     04/21/99        8      5.2500          8,500,000.00             9,916.67         8,509,916.67
                    04/15/99     04/30/99       15      5.1300         11,500,000.00            24,581.25        11,524,581.25
                    04/16/99     05/06/99       20      5.2800          7,750,000.00            22,733.33         7,772,733.33
                    04/21/99     05/06/99       15      5.2300          8,900,000.00            19,394.58         8,919,394.58
                    04/27/99     05/06/99        9      5.2800          1,000,000.00             1,320.00         1,001,320.00
                    04/29/99     05/06/99        7      5.2400            275,000.00               280.19           275,280.19
                    04/30/99     05/19/99       19      5.1300         11,500,000.00            31,136.25        11,531,136.25
                    05/03/99     05/19/99       16      5.2800          2,700,000.00             6,336.00         2,706,336.00
                    05/05/99     05/19/99       14      5.2500            650,000.00             1,327.08           651,327.08
                    05/06/99     05/27/99       21      5.2200         10,000,000.00            30,450.00        10,030,450.00
                    05/06/99     05/27/99       21      5.2300          9,600,000.00            29,288.00         9,629,288.00
                    05/19/99     06/07/99       19      5.2700          5,000,000.00            13,906.94         5,013,906.94
                    05/19/99     06/07/99       19      5.0900         11,000,000.00            29,550.28        11,029,550.28
                    05/25/99     06/07/99       13      5.3400            500,000.00               964.17           500,964.17
                    05/27/99     06/15/99       19      5.3400         10,000,000.00            28,183.33        10,028,183.33
                    05/27/99     06/15/99       19      5.2800          9,650,000.00            26,891.33         9,676,891.33
                    05/28/99     06/07/99       10      5.3500          3,000,000.00             4,458.33         3,004,458.33
                    06/01/99     06/30/99       29      5.4400         14,750,000.00            64,637.78        14,814,637.78
                    06/07/99     06/15/99        8      5.1200         11,500,000.00            13,084.44        11,513,084.44
                    06/07/99     06/15/99        8      5.2800          5,000,000.00             5,866.67         5,005,866.67
                    06/07/99     06/15/99        8      5.2400          3,000,000.00             3,493.33         3,003,493.33
                    06/15/99     06/30/99       15      5.2500         11,500,000.00            25,156.25        11,525,156.25
                    06/15/99     06/30/99       15      5.3300          6,775,000.00            15,046.15         6,790,046.15
                    06/25/99     07/21/99       26      5.4123            100,000.00               390.89           100,390.89
                    06/28/99     07/21/99       23      5.6500          1,500,000.00             5,414.58         1,505,414.58
                    06/29/99     07/21/99       22      5.4757            125,000.00               418.28           125,418.28
                    06/30/99     07/09/99        9      5.5300         11,500,000.00            15,898.75        11,515,898.75
                    06/30/99     07/21/99       21      5.8000         22,100,000.00            74,771.67        22,174,771.67
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL     201,525,000.00           513,169.07       202,038,169.07
                                                                    ----------------     ----------------     ----------------
                                        AEP RESOURCES, INC. TOTAL     201,525,000.00           513,169.07       202,038,169.07
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   17.00
     WEIGHTED AVERAGE RATE    5.3227

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 07/06/99
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 15:56:30
                                                                                                                PAGE:        4
                        QUARTERLY SHORT TERM DEBT REPORT
                      AMERICAN ELECTRIC POWER SERVICE CORP.
                             QUARTER ENDED 06/30/99
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             04/01/99     05/19/99       48      5.2100          5,275,000.00            36,643.67         5,311,643.67
                    04/07/99     05/19/99       42      5.1875          4,525,000.00            27,385.68         4,552,385.68
                    04/20/99     05/19/99       29      5.3200         21,000,000.00            89,996.67        21,089,996.67
                    04/28/99     05/19/99       21      5.1300          1,025,000.00             3,067.31         1,028,067.31
                    04/30/99     06/22/99       53      5.3500          6,000,000.00            47,258.33         6,047,258.33
                    05/19/99     07/20/99       62      5.2500         17,000,000.00           153,708.33        17,153,708.33
                    05/19/99     07/20/99       62      5.3900         10,000,000.00            92,827.78        10,092,827.78
                    05/26/99     06/22/99       27      5.0589          1,400,000.00             5,311.85         1,405,311.85
                    05/28/99     08/23/99       87      5.4700          4,200,000.00            55,520.50         4,255,520.50
                    06/30/99     09/21/99       83      5.8500          8,200,000.00           110,597.50         8,310,597.50
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL      78,625,000.00           622,317.62        79,247,317.62
                                                                    ----------------     ----------------     ----------------
                      AMERICAN ELECTRIC POWER SERVICE CORP. TOTAL      78,625,000.00           622,317.62        79,247,317.62
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   51.40
     WEIGHTED AVERAGE RATE    5.3572